UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                               (Amendment No. __)*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 COTHERIX, INC.
                                 --------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    22163T103
                                    ---------
                                 (CUSIP Number)


                                November 7, 2005
--------------------------------------------------------------------------------
             (Date of Event That Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)

         |X|      Rule 13d-1(c)

         |_|      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  22163T103                                          Page 2 of 27 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Alta Partners II, Inc.
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group             (a)
                                                                   (b)  X
--------------------------------------------------------------------------------
  (3)    SEC Use Only

--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         California
--------------------------------------------------------------------------------
                             Please see Attachment A

Number Of Shares              (5)      Sole Voting Power            -0-
Beneficially Owned
By Each Reporting             (6)      Shared Voting Power       2,953,786
Person With
                              (7)      Sole Dispositive Power    -0-

                              (8)      Shared Dispositive Power  2,953,786


  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         2,953,786         Please see Attachment A
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         10.43%            Please see Attachment A
--------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  IA
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  22163T103                                          Page 3 of 27 Pages

--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Alta Partners III, Inc.
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group           (a)
                                                                 (b)  X
--------------------------------------------------------------------------------
  (3)    SEC Use Only

--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         California
--------------------------------------------------------------------------------
                             Please see Attachment A

Number Of Shares              (5)      Sole Voting Power          -0-
Beneficially Owned
By Each Reporting             (6)      Shared Voting Power       2,953,786
Person With
                              (7)      Sole Dispositive Power    -0-

                              (8)      Shared Dispositive Power  2,953,786


  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         2,953,786         Please see Attachment A
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         10.43%            Please see Attachment A
--------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  IA
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 22163T103                                           Page 4 of 27 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Alta California Partners III,  L. P.
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group           (a)
                                                                 (b)  X
--------------------------------------------------------------------------------
  (3)    SEC Use Only

--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
                             Please see Attachment A

Number Of Shares              (5)      Sole Voting Power          -0-
Beneficially Owned
By Each Reporting             (6)      Shared Voting Power       2,953,786
Person With
                              (7)      Sole Dispositive Power    -0-

                              (8)      Shared Dispositive Power  2,953,786


  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         2,953,786         Please see Attachment A
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         10.43%            Please see Attachment A
--------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  PN
--------------------------------------------------------------------------------

CUSIP No. 22163T103                                           Page 5 of 27 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Alta California Management Partners III, LLC
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group           (a)
                                                                 (b)  X
--------------------------------------------------------------------------------
  (3)    SEC Use Only

--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
                             Please see Attachment A

Number Of Shares              (5)      Sole Voting Power           -0-
Beneficially Owned
By Each Reporting             (6)      Shared Voting Power       2,953,786
Person With
                              (7)      Sole Dispositive Power    -0-

                              (8)      Shared Dispositive Power  2,953,786


  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         2,953,786         Please see Attachment A
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         10.43%            Please see Attachment A
--------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  CO
--------------------------------------------------------------------------------

CUSIP No. 22163T103                                           Page 6 of 27 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Alta Embarcadero Partners III, LLC
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group           (a)
                                                                 (b)  X
--------------------------------------------------------------------------------
  (3)    SEC Use Only

--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         California
--------------------------------------------------------------------------------
                             Please see Attachment A

Number Of Shares              (5)      Sole Voting Power           -0-
Beneficially Owned
By Each Reporting             (6)      Shared Voting Power       2,953,786
Person With
                              (7)      Sole Dispositive Power    -0-

                              (8)      Shared Dispositive Power  2,953,786


  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         2,953,786                  Please see Attachment A
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         10.43%                     Please see Attachment A
--------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  CO
--------------------------------------------------------------------------------

CUSIP No. 22163T103                                           Page 7 of 27 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Alta BioPharma Partners III, L. P.
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group           (a)
                                                                 (b)  X
--------------------------------------------------------------------------------
  (3)    SEC Use Only

--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
                             Please see Attachment A

Number Of Shares              (5)      Sole Voting Power           -0-
Beneficially Owned
By Each Reporting             (6)      Shared Voting Power       2,953,786
Person With
                              (7)      Sole Dispositive Power    -0-

                              (8)      Shared Dispositive Power  2,953,786


  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         2,953,786         Please see Attachment A
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         10.43%            Please see Attachment A
--------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  PN
--------------------------------------------------------------------------------

CUSIP No. 22163T103                                           Page 8 of 27 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Alta BioPharma Management III, LLC
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group           (a)
                                                                 (b)  X
--------------------------------------------------------------------------------
  (3)    SEC Use Only

--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
                             Please see Attachment A

Number Of Shares              (5)      Sole Voting Power          -0-
Beneficially Owned
By Each Reporting             (6)      Shared Voting Power       2,953,786
Person With
                              (7)      Sole Dispositive Power    -0-

                              (8)      Shared Dispositive Power  2,953,786


  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         2,953,786         Please see Attachment A
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         10.43%            Please see Attachment A
--------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  CO
--------------------------------------------------------------------------------

CUSIP No. 22163T103                                           Page 9 of 27 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Alta BioPharma Partners III GmbH & Co. Beteiligungs KG
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group           (a)
                                                                 (b)  X
--------------------------------------------------------------------------------
  (3)    SEC Use Only

--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         Germany
--------------------------------------------------------------------------------
                             Please see Attachment A

Number Of Shares              (5)      Sole Voting Power           -0-
Beneficially Owned
By Each Reporting             (6)      Shared Voting Power       2,953,786
Person With
                              (7)      Sole Dispositive Power    -0-

                              (8)      Shared Dispositive Power  2,953,786


  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         2,953,786                  Please see Attachment A
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         10.43%                     Please see Attachment A
--------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  CO
--------------------------------------------------------------------------------

CUSIP No. 22163T103                                          Page 10 of 27 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Alta Embarcadero BioPharma Partners III, LLC
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group           (a)
                                                                 (b)  X
--------------------------------------------------------------------------------
  (3)    SEC Use Only

--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         California
--------------------------------------------------------------------------------
                             Please see Attachment A

Number Of Shares              (5)      Sole Voting Power         -0-
Beneficially Owned
By Each Reporting             (6)      Shared Voting Power       2,953,786
Person With
                              (7)      Sole Dispositive Power    -0-

                              (8)      Shared Dispositive Power  2,953,786


  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         2,953,786                  Please see Attachment A
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         10.43%                     Please see Attachment A
--------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  CO
--------------------------------------------------------------------------------

CUSIP No. 22163T103                                          Page 11 of 27 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Jean Deleage
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group           (a)
                                                                 (b)  X
--------------------------------------------------------------------------------
  (3)    SEC Use Only

--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
                             Please see Attachment A

Number Of Shares              (5)      Sole Voting Power         -0-
Beneficially Owned
By Each Reporting             (6)      Shared Voting Power       948,949
Person With
                              (7)      Sole Dispositive Power     -0-

                              (8)      Shared Dispositive Power    948,949


  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         948,949                    Please see Attachment A
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         3.35%                      Please see Attachment A
--------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 22163T103                                          Page 12 of 27 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Alix Marduel
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group           (a)
                                                                 (b)  X
--------------------------------------------------------------------------------
  (3)    SEC Use Only

--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
                             Please see Attachment A

Number Of Shares              (5)      Sole Voting Power         -0-
Beneficially Owned
By Each Reporting             (6)      Shared Voting Power       948,949
Person With
                              (7)      Sole Dispositive Power      -0-

                              (8)      Shared Dispositive Power    948,949


  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         948,949                  Please see Attachment A
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         3.35%             Please see Attachment A
--------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 22163T103                                          Page 13 of 27 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Farah Champsi
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group           (a)
                                                                 (b)  X
--------------------------------------------------------------------------------
  (3)    SEC Use Only

--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
                             Please see Attachment A

Number Of Shares              (5)      Sole Voting Power         -0-
Beneficially Owned
By Each Reporting             (6)      Shared Voting Power       948,949
Person With
                              (7)      Sole Dispositive Power       -0-

                              (8)      Shared Dispositive Power    948,949


  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         948,949                  Please see Attachment A
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         3.35%                    Please see Attachment A
--------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 22163T103                                          Page 14 of 27 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Edward Penhoet
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group           (a)
                                                                 (b)  X
--------------------------------------------------------------------------------
  (3)    SEC Use Only

--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
                             Please see Attachment A

Number Of Shares              (5)      Sole Voting Power         -0-
Beneficially Owned
By Each Reporting             (6)      Shared Voting Power       948,949
Person With
                              (7)      Sole Dispositive Power      -0-

                              (8)      Shared Dispositive Power    948,949


  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         948,949                  Please see Attachment A
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         3.35%                    Please see Attachment A
--------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 22163T103                                          Page 15 of 27 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Edward Hurwitz
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group           (a)
                                                                 (b)  X
--------------------------------------------------------------------------------
  (3)    SEC Use Only

--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
                             Please see Attachment A

Number Of Shares              (5)      Sole Voting Power         -0-
Beneficially Owned
By Each Reporting             (6)      Shared Voting Power       948,949
Person With
                              (7)      Sole Dispositive Power       -0-

                              (8)      Shared Dispositive Power    948,949


  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         948,949                  Please see Attachment A
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         3.35%                    Please see Attachment A
--------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 22163T103                                          Page 16 of 27 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Garrett Gruener
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group           (a)
                                                                 (b)  X
--------------------------------------------------------------------------------
  (3)    SEC Use Only

--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
                             Please see Attachment A

Number Of Shares              (5)      Sole Voting Power         -0-
Beneficially Owned
By Each Reporting             (6)      Shared Voting Power       2,004,837
Person With
                              (7)      Sole Dispositive Power       -0-

                              (8)      Shared Dispositive Power   2,004,837


  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         2,004,837                  Please see Attachment A
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         7.08%             Please see Attachment A
--------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 22163T103                                          Page 17 of 27 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Guy Nohra
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group           (a)
                                                                 (b)  X
--------------------------------------------------------------------------------
  (3)    SEC Use Only

--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
                             Please see Attachment A

Number Of Shares              (5)      Sole Voting Power         -0-
Beneficially Owned
By Each Reporting             (6)      Shared Voting Power       2,004,837
Person With
                              (7)      Sole Dispositive Power       -0-

                              (8)      Shared Dispositive Power   2,004,837


  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         2,004,837                  Please see Attachment A
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         7.08%             Please see Attachment A
--------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 22163T103                                          Page 18 of 27 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Daniel Janney
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group           (a)
                                                                 (b)  X
--------------------------------------------------------------------------------
  (3)    SEC Use Only

--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
                             Please see Attachment A

Number Of Shares              (5)      Sole Voting Power         46,319
Beneficially Owned
By Each Reporting             (6)      Shared Voting Power       2,004,837
Person With
                              (7)      Sole Dispositive Power    46,319

                              (8)      Shared Dispositive Power  2,004,837


  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         2,051,156                  Please see Attachment A
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         7.24%             Please see Attachment A & Footnote 1
--------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


Footnote 1: Includes 1,942,611 shares of Common Stock beneficially owned by Alta California Partners III, L.P., 62,226 shares of Common Stock beneficially owned by Alta Embarcadero Partners III, LLC, and Stock Options for 45,450 shares of Common Stock. On 11/7/2005, Daniel Janney received 869 shares of Common Stock from the Stock Distribution by Alta California Partners III, L.P. See Attachment A.

Item 1.

(a)      Name of Issuer: CoTherix, Inc. ("Issuer")

(b)      Address of Issuer's Principal Executive Offices:

                  5000 Shoreline Court, Suite 101
                  South San Francisco, CA 94080

Item 2.

(a)      Name of Person Filing:

         Alta Partners II, Inc. ("APII")
         Alta Partners III, Inc. ("APIII")
         Alta California Partners III, L.P. ("ACPIII")
         Alta California Management Partners III, LLC ("ACMPIII")
         Alta Embarcadero Partners III, LLC ("AEPIII")
         Alta BioPharma Partners III, L.P. ("ABPIII")
         Alta BioPharma Management III, LLC ("ABPMIII")
         Alta BioPharma Partners III GmbH & Co. Beteiligungs KG ("ABPIIIKG") Alta Embarcadero BioPharma Partners III, LLC ("AEBPIII")
         Jean Deleage ("JD")
         Garrett Gruener ("GG")
         Guy Nohra ("GN")
         Daniel Janney ("DJ")
         Alix Marduel ("AM")
         Farah Champsi ("FC")
         Edward Penhoet ("EP")
         Edward Hurwitz ("EH")

(b)      Address of Principal Business Office:

         One Embarcadero Center, Suite 4050
         San Francisco, CA  94111

 (c)     Citizenship/Place of Organization:


         Entities:                  APII    -        California
                           APIII            California
                           ACPIII   -       Delaware
                           ACMPIII  Delaware
                           AEPIII           California
                           ABPIII           Delaware
                           ABPMIII          Delaware
                           ABPIIIKG         Germany
                           AEBPIII          California


         Individuals:      JD               United States
                           GG               United States
                           DJ               United States
                           GN               United States

                           AM               United States
                           FC               United States
                           EP               United States
                           EH               United States


(d)      Title of Class of Securities:      Common Stock

(e)      CUSIP Number:  22163T103

Item 3.  Not applicable.

Item 4         Ownership.

                                              Please see Attachment A

------- ----------------- ------------ ----------- ------------ ----------- ------------- ------------ ------------ -----------

                             APII        APIII       ACPIII      ACMPIII       AEPIII       ABPIII       ABPMIII     ABPIIIKG
------- ----------------- ------------ ----------- ------------ ----------- ------------- ------------ ------------ -----------
(a)     Beneficial         2,953,786   2,953,786    2,953,786   2,953,786    2,953,786     2,953,786    2,953,786   2,953,786
        Ownership
------- ----------------- ------------ ----------- ------------ ----------- ------------- ------------ ------------ -----------

(b)     Percentage of       10.43%       10.43%      10.43%       10.43%       10.43%       10.43%       10.43%       10.43%
        Class
------- ----------------- ------------ ----------- ------------ ----------- ------------- ------------ ------------ -----------

(c)     Sole Voting           -0-         -0-          -0-         -0-          -0-           -0-          -0-         -0-
        Power
------- ----------------- ------------ ----------- ------------ ----------- ------------- ------------ ------------ -----------

        Shared Voting      2,953,786   2,953,786    2,953,786   2,953,786    2,953,786     2,953,786    2,953,786   2,953,786
        Power
------- ----------------- ------------ ----------- ------------ ----------- ------------- ------------ ------------ -----------

        Sole                  -0-         -0-          -0-         -0-          -0-           -0-          -0-         -0-
        Dispositive
        Power
------- ----------------- ------------ ----------- ------------ ----------- ------------- ------------ ------------ -----------

        Shared             2,953,786   2,953,786    2,953,786   2,953,786    2,953,786     2,953,786    2,953,786   2,953,786
        Dispositive
        Power
------- ----------------- ------------ ----------- ------------ ----------- ------------- ------------ ------------ -----------
------- ----------------- ------------ ----------- ------------ ----------- ------------- ------------ ------------ -----------

                            AEBPIII        JD          AM           FC           EP           EH           GG           DJ
------- ----------------- ------------ ----------- ------------ ----------- ------------- ------------ ------------ -----------

(a)     Beneficial         2,953,786    948,949      948,949     948,949      948,949       948,949     2,004,837   2,051,156
        Ownership
------- ----------------- ------------ ----------- ------------ ----------- ------------- ------------ ------------ -----------

(b)     Percentage of       10.43%       3.35%        3.35%       3.35%        3.35%         3.35%        7.08%       7.24%
        Class
------- ----------------- ------------ ----------- ------------ ----------- ------------- ------------ ------------ -----------

(c)     Sole Voting           -0-         -0-          -0-         -0-          -0-           -0-          -0-        46,319
        Power
------- ----------------- ------------ ----------- ------------ ----------- ------------- ------------ ------------ -----------

        Shared Voting      2,953,786    948,949      948,949     948,949      948,949       948,949     2,004,837   2,004,837
        Power
------- ----------------- ------------ ----------- ------------ ----------- ------------- ------------ ------------ -----------

        Sole                  -0-         -0-          -0-         -0-          -0-           -0-          -0-        46,319
        Dispositive
        Power
------- ----------------- ------------ ----------- ------------ ----------- ------------- ------------ ------------ -----------

        Shared             2,953,786    948,949      948,949     948,949      948,949       948,949     2,004,837   2,004,837
        Dispositive
        Power
------- ----------------- ------------ ----------- ------------ ----------- ------------- ------------ ------------ -----------

------- ----------------- ------------ ----------- ------------ ----------- ------------- ------------ ------------ -----------

                              GN
------- ----------------- ------------ ----------- ------------ ----------- ------------- ------------ ------------ -----------

(a)     Beneficial         2,004,837
        Ownership
------- ----------------- ------------ ----------- ------------ ----------- ------------- ------------ ------------ -----------

(b)     Percentage of        7.08%
        Class
------- ----------------- ------------ ----------- ------------ ----------- ------------- ------------ ------------ -----------

(c)     Sole Voting           -0-
        Power
------- ----------------- ------------ ----------- ------------ ----------- ------------- ------------ ------------ -----------

        Shared Voting      2,004,837
        Power
------- ----------------- ------------ ----------- ------------ ----------- ------------- ------------ ------------ -----------

        Sole                  -0-
        Dispositive
        Power
------- ----------------- ------------ ----------- ------------ ----------- ------------- ------------ ------------ -----------

        Shared             2,004,837
        Dispositive
        Power
------- ----------------- ------------ ----------- ------------ ----------- ------------- ------------ ------------ -----------

Item 5.        Ownership of Five Percent or Less of a Class

See Item 4

Item 6.        Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.        Identification and Classification of Members of the Group

No   reporting   person  is  a  member  of  a  group  as   defined   in  Section
240.13d-1(b)(1)(ii)(H) of the Act.

Item 9.        Notice of Dissolution of Group

Not applicable.

Item 10.       Certification

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

EXHIBITS

A:       Joint Filing Statement

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    November 16, 2005


ALTA PARTNERS II, INC.                           ALTA CALIFORNIA PARTNERS III, L.P.

                                                 By:  Alta California Management Partners III, LLC


By:      /s/ Jean Deleage                        By:          /s/ Daniel Janney
   --------------------------------------           ---------------------------------------
         Jean Deleage, President                     Daniel Janney, Managing Director


ALTA CALIFORNIA MANAGEMENT PARTNERS III, LLC         ALTA EMBARCADERO PARTNERS III, LLC



By:      /s/ Daniel Janney                       By:      /s/ Daniel Janney
   --------------------------------------           ---------------------------------------
         Daniel Janney, Managing Director                     Daniel Janney, Manager



         /s/ Garrett Gruener                                  /s/ Guy Nohra
   --------------------------------------           ---------------------------------------
         Garrett Gruener                                         Guy Nohra


         /s/ Daniel Janney
   --------------------------------------
         Daniel Janney


ALTA  PARTNERS III, INC.

By:      /s/ Jean Deleage
   --------------------------------------
         Jean Deleage, President


ALTA BIOPHARMA PARTNERS III, L.P.                ALTA BIOPHARMA MANAGEMENT III, LLC
By: Alta BioPharma Management III, LLC


By:      /s/ Alix Marduel                        By:      /s/ Alix Marduel
   --------------------------------------           ---------------------------------------
         Alix Marduel, Director                              Alix Marduel, Director

ALTA EMBARCADERO BIOPHARMA PARTNERS III, LLC     ALTA BIOPHARMA PARTNERS III GMBH &CO.
                                                 BETEILIGUNGS KG
                                                 By: Alta BioPharma Management III, LLC


By:      /s/ Alix Marduel                                    /s/ Alix Marduel
   --------------------------------------           ---------------------------------------
         Alix Marduel, Manager                      Alix Marduel, Director


         /s/ Jean Deleage                             /s/ Farah Champsi
   --------------------------------------           ---------------------------------------
         Jean Deleage                                        Farah Champsi



         /s/ Alix Marduel                                    /s/ Edward Hurwitz
   --------------------------------------           ---------------------------------------
         Alix Marduel                                        Edward Hurwitz



         /s/ Edward Penhoet
   --------------------------------------
         Edward Penhoet

                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

     We,  the  undersigned,  hereby  express  our  agreement  that the  attached
Schedule 13G is filed on behalf of us.

Date:    November 16, 2005


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALTA PARTNERS II, INC.                           ALTA CALIFORNIA PARTNERS III, L.P.

                                                 By:  Alta California Management Partners III, LLC


By:      /s/ Jean Deleage                        By:          /s/ Daniel Janney
   --------------------------------------           ---------------------------------------
         Jean Deleage, President                     Daniel Janney, Managing Director


ALTA CALIFORNIA MANAGEMENT PARTNERS III, LLC     ALTA EMBARCADERO PARTNERS III, LLC



By:      /s/ Daniel Janney                       By:      /s/ Daniel Janney
   --------------------------------------           ---------------------------------------
         Daniel Janney, Managing Director                 Daniel Janney, Manager




         /s/ Garrett Gruener                                       /s/ Guy Nohra
   --------------------------------------           ---------------------------------------
         Garrett Gruener                                           Guy Nohra


         /s/ Daniel Janney
   --------------------------------------
         Daniel Janney


ALTA  PARTNERS III, INC.

By:      /s/ Jean Deleage
   --------------------------------------
         Jean Deleage, President


ALTA BIOPHARMA PARTNERS III, L.P.                ALTA BIOPHARMA MANAGEMENT III, LLC
By: Alta BioPharma Management III, LLC


By:      /s/ Alix Marduel                        By:      /s/ Alix Marduel
   --------------------------------------           ---------------------------------------
         Alix Marduel, Director                              Alix Marduel, Director

ALTA EMBARCADERO BIOPHARMA PARTNERS III, LLC     ALTA BIOPHARMA PARTNERS III GMBH &CO.
                                                 BETEILIGUNGS KG
                                                 By: Alta BioPharma Management III, LLC


By:      /s/ Alix Marduel                                    /s/ Alix Marduel
   --------------------------------------           ---------------------------------------
         Alix Marduel, Manager                      Alix Marduel, Director


         /s/ Jean Deleage                           /s/ Farah Champsi
   --------------------------------------           ---------------------------------------
         Jean Deleage                                        Farah Champsi




         /s/ Alix Marduel                                       /s/ Edward Hurwitz
   --------------------------------------           ---------------------------------------
         Alix Marduel                                           Edward Hurwitz



         /s/ Edward Penhoet
   --------------------------------------
         Edward Penhoet

                                  Attachment A

Alta Partners II, Inc. provides investment advisory services to several venture capital funds including Alta California Partners III, L.P. and Alta Embarcadero Partners III, LLC. On 11/7/2005, Alta California Partners III, L.P. distributed 358,426 shares of Common Stock to its general and limited partners based on their respective capital interests in Alta California Partners III, L.P. in accordance with the Partnership Agreement. As a result of the stock distribution, Alta California Partners III, L.P. now beneficially owns 1,942,611 shares of Common Stock. Alta Embarcadero Partners III, LLC beneficially owns 62,226 shares Common Stock. The managing directors of Alta California Partners III, L.P. and managers of Alta Embarcadero Partners III, LLC exercise sole voting and investment power in respect to the shares owned by such funds.

Certain principals of Alta Partners II, Inc. are managing directors of Alta California Management Partners III, LLC (which is the general partner of Alta California Partners III, L.P.), and managers of Alta Embarcadero Partners III, LLC. As managing directors and managers of such entities, they may be deemed to share voting and investment powers over the shares beneficially held by the funds. The principals of Alta Partners II, Inc. disclaim beneficial ownership of all such shares held by the foregoing funds, except to the extent of their proportionate pecuniary interests therein.

Mr. Daniel Janney, Director, is a managing director of Alta California Management Partners III, LLC (which is the general partner of Alta California Partners III, L.P.) and a manager of Alta Embarcadero Partners III, LLC. Thus he currently shares voting and dispositive powers over the 1,942,611 shares of Common Stock beneficially owned by Alta California Partners III, L.P. and the 62,226 shares of Common Stock beneficially owned by Alta Embarcadero Partners III, LLC. He disclaims beneficial ownership of all such shares held by all of the foregoing funds except to the extent of his proportionate pecuniary interests therein. As a result of the 11/7/2005 Stock Distribution made by Alta California Partners III, L.P., Mr. Janney received 869 shares of Common Stock. He also owns stock options to purchase 45,450 shares of Common Stock; of which 18,180 shares of Common Stock granted on 1/6/04, vest quarterly over 3 years of service with an expiration date of 1/5/2014; 6,060 shares of Common Stock granted on 1/6/04 vest quarterly over 1 year of service with an expiration date of 1/5/2014; 15,150 shares of Common Stock granted on 1/16/04 vest quarterly over 3 years of service with an expiration date of 1/16/2014 and 6,060 shares of Common Stock granted on 1/3/05 vest quarterly over 1 year of service with an expiration date of 1/2/2014.

Mr. Guy Nohra is a managing director of Alta California Management Partners III, LLC (which is the general partner of Alta California Partners III, L.P.) and a manager of Alta Embarcadero Partners III, LLC. Thus he currently shares voting and dispositive powers over the 1,942,611 shares of Common Stock beneficially owned by Alta California Partners III, L.P. and the 62,226 shares of Common Stock beneficially owned by Alta Embarcadero Partners III, LLC. He disclaims beneficial ownership of all such shares held by all of the foregoing funds except to the extent of his proportionate pecuniary interests therein

Mr. Garrett Gruener is a managing director of Alta California Management Partners III, LLC (which is the general partner of Alta California Partners III, L.P.) and a manager of Alta Embarcadero Partners III, LLC. Thus he currently shares voting and dispositive powers over the 1,942,611 shares of Common Stock beneficially owned by Alta California Partners III, L.P. and the 62,226 shares of Common Stock beneficially owned by Alta Embarcadero Partners III, LLC. He disclaims beneficial ownership of all such shares held by all of the foregoing funds except to the extent of his proportionate pecuniary interests therein.

Alta Partners III, Inc. provides investment advisory services to several venture capital funds including Alta BioPharma Partners III, L.P., Alta BioPharma Partners III GmbH & Co. Beteiligungs KG and Alta Embarcadero BioPharma Partners III, LLC. On 10/12/2005, at the Issuer's Follow-on Public Offering, Alta BioPharma Partners III, L.P. sold 226,519 shares of Common Stock at $13.00/share for a total sale price of $2,944,747.00, Alta BioPharma Partners III GmbH & Co. Beteiligungs KG sold 15,213 shares of Common Stock for a total sale price of $197,769.00, and Alta Embarcadero BioPharma Partners III, LLC sold 5,582 shares of Common Stock for a total sale price of $72,566.00. On 10/14/2005, at the Issuer's Follow-on Public Offering, Alta BioPharma Partners III, L.P. sold
152,900 shares of Common Stock at $13.00/share for a total sale price of $1,987,700.00, Alta BioPharma Partners III GmbH & Co. Beteiligungs KG sold

10,268 shares of Common Stock for a total sale price of $133,484.00, and Alta Embarcadero BioPharma Partners III, LLC sold 3,769 shares of Common Stock for a total sale price of $48,997.00. As a result of the stock sales, .Alta BioPharma Partners III, L.P. owns beneficially owns 869,164 shares of Common Stock, Alta BioPharma Partners GmbH & Co. Beteiligungs KG beneficially owns 58,370 shares of Common Stock and Alta Embarcadero BioPharma Partners III, LLC beneficially owns 21,415 shares Common Stock. The managing directors of Alta BioPharma Partners III, L.P. and Alta BioPharma Partners III GmbH & Co. Beteiligungs KG, and the managers of Alta Embarcadero BioPharma Partners III, LLC exercise sole voting and investment power in respect to the shares owned by such funds.

Certain principals of Alta Partners III, Inc. are directors of Alta BioPharma Management III, LLC (which is the general partner of Alta BioPharma Partners III, L.P. and the managing limited partner of Alta BioPharma Partners III GmbH & Co. Beteiligungs KG), and managers of Alta Embarcadero BioPharma Partners III, LLC. As directors and managers of such entities, they may be deemed to share voting and investment powers over the shares beneficially held by the funds. The principals of Alta Partners III, Inc. disclaim beneficial ownership of all such shares held by the foregoing funds, except to the extent of their proportionate pecuniary interests therein.

Mr. Jean Deleage is a director of Alta BioPharma Management III, LLC (which is the general partner of Alta BioPharma Partners III, L.P.) and a manager of Alta Embarcadero BioPharma Partners III, LLC. Thus he currently shares voting and dispositive powers over the 869,164 shares of Common Stock beneficially owned by Alta BioPharma Partners III, L.P., the 58,370 shares of Common Stock beneficially owned by Alta BioPharma Partners III GmbH & Co. Beteiligungs KG, and the 21,415 shares of Common Stock beneficially owned by Alta Embarcadero BioPharma Partners III, LLC. He disclaims beneficial ownership of all such shares held by all of the foregoing funds except to the extent of his proportionate pecuniary interests therein.

Ms. Farah Champsi is a director of Alta BioPharma Management III, LLC (which is the general partner of Alta BioPharma Partners III, L.P.) and a manager of Alta Embarcadero BioPharma Partners III, LLC. Thus she currently shares voting and dispositive powers over the 869,164 shares of Common Stock beneficially owned by Alta BioPharma Partners III, L.P., the 58,370 shares of Common Stock beneficially owned by Alta BioPharma Partners III GmbH & Co. Beteiligungs KG, and the 21,415 shares of Common Stock beneficially owned by Alta Embarcadero BioPharma Partners III, LLC. She disclaims beneficial ownership of all such shares held by all of the foregoing funds except to the extent of her proportionate pecuniary interests therein.

Dr. Alix Marduel is a director of Alta BioPharma Management III, LLC (which is the general partner of Alta BioPharma Partners III, L.P.) and a manager of Alta Embarcadero BioPharma Partners III, LLC. Thus she currently shares voting and dispositive powers over the 869,164 shares of Common Stock beneficially owned by Alta BioPharma Partners III, L.P., the 58,370 shares of Common Stock beneficially owned by Alta BioPharma Partners III GmbH & Co. Beteiligungs KG, and the 21,415 shares of Common Stock beneficially owned by Alta Embarcadero BioPharma Partners III, LLC. She disclaims beneficial ownership of all such shares held by all of the foregoing funds except to the extent of her proportionate pecuniary interests therein.

Mr. Edward Hurwitz is a director of Alta BioPharma Management III, LLC (which is the general partner of Alta BioPharma Partners III, L.P.) and a manager of Alta Embarcadero BioPharma Partners III, LLC. Thus he currently shares voting and dispositive powers over the 869,164 shares of Common Stock beneficially owned by Alta BioPharma Partners III, L.P., the 58,370 shares of Common Stock beneficially owned by Alta BioPharma Partners III GmbH & Co. Beteiligungs KG and the 21,415 shares of Common Stock beneficially owned by Alta Embarcadero BioPharma Partners III, LLC. He disclaims beneficial ownership of all such shares held by all of the foregoing funds except to the extent of his proportionate pecuniary interests therein.

Mr. Edward Penhoet is a director of Alta BioPharma Management III, LLC (which is the general partner of Alta BioPharma Partners III, L.P.) and a manager of Alta Embarcadero BioPharma Partners III, LLC. Thus he currently shares voting and dispositive powers over the 869,164 shares of Common Stock beneficially owned by Alta BioPharma Partners III, L.P., the 58,370 shares of Common Stock beneficially owned by Alta BioPharma Partners III GmbH & Co. Beteiligungs KG and the 21,415 shares of Common Stock beneficially owned by Alta Embarcadero BioPharma Partners III, LLC. He disclaims beneficial ownership of all such shares held by all of the foregoing funds except to the extent of his proportionate pecuniary interests therein.

Alta Partners II, Inc. and Alta Partners III, Inc. are venture capital firms that share an office in San Francisco. Alta Partners II, Inc. is a California Corporation. Alta California Partners III, L.P. is a Delaware Limited Partnership, Alta California Management Partners III, LLC is a Delaware Limited Liability Company and Alta Embarcadero Partners III, LLC is a California Limited Liability Company. Alta Partners III, Inc. is a California Corporation. Alta BioPharma Partners III, L.P. is a Delaware Limited Partnership, Alta BioPharma Management III, LLC is a Delaware Limited Liability Company, Alta BioPharma Partners III GmbH & Co. Beteiligungs KG is a German Limited Partnership and Alta Embarcadero BioPharma Partners III, LLC is a California Limited Liability Company.